ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34673
November 2, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

<u>Nomura Research Institute, Ltd. - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated September 14, 2007 and entitled "Notice Concerning Modification of Organization and Changes in Officers and Employees";

2. Document Regarding Demerger;

3. Semi-Annual Report Release for the Six Months Ended September 30, 2007, dated October 25, 2007;

4. 1st Half FY March 2008 Financial Results dated October 25, 2007; and

5. Press release dated October 25, 2007 and entitled "Notice Concerning Modification of Organization and Change in Employees".

dw 11/7

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

File No. 82-34673

[Summary Translation]

September 14, 2007

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Modification of Organization and Changes in Officers and Employees

1. Modification of Organization (effective October 1, 2007)

Major points of modification are as follows:

(1) Business Planning Office will be established in the IT Infrastructure Solution Division, which will be composed of four divisions and two offices.

(2) IT Service Management Development Division will be established in the Securities Systems Division, which will be composed of ten divisions and four offices.

(3) Next Generation BESTWAY Development Office will be established in the Financial Systems Division, which will be composed of 12 divisions and two offices.

(4) Business Development Office will be established in the Center for Innovative Systems Research for Management, which will be composed of two divisions and two offices.

(5) Distribution Systems Service Division III will be established in the Services & Industrial Systems Division, which will be composed of seven divisions and two offices.

(6) Infrastructure Technology Division, Network Technology Division and Application Infrastructure Technology Division will be established in the

Advanced Information Technology Division, which will be composed of seven divisions and one office.

2. Relocation of Officers (effective October 1, 2007)

The names of two Corporate Vice Presidents and their new and former posts are listed.

3. Relocation of Employees (effective October 1, 2007)

The names of 27 Employees and their new and former posts are listed.

[Contact]
Mr. Nomura, Mr. Han
Public Relations Division
Tel: 03-6660-8370
E-mail: kouhou@nri.co.jp

[Translation]

Document Regarding Demerger

6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Nomura Research Institute, Ltd.
Akihisa Fujinuma (Seal)
President, CEO & COO

Nomura Research Institute, Ltd. (the "Company") has, pursuant to the spin-off plan approved at its meeting of the Board of Directors held on August 24, 2007, spun-off and newly established NRI Social Information System Services, Ltd. (the "New Company") by way of corporate split effective October 1, 2007, details of which are provided below.

Contents

1. NRI Social Information System Services, Ltd., a company newly established through spin-off, was established on October 1, 2007.

2. As the Demerger was implemented by way of corporate split, the exercise of shareholders' rights to request for share purchase provided under Article 806 of the Company Law did not become an issue.

3. Shareholders' rights to request for purchase of stock acquisition rights provided under Article 808 of the Company Law did not become an issue as there were no shareholders that could exercise such right.

4. Procedures for protection of creditors
   Pursuant to the provisions under Article 810 of the Company Law, the Company made public notice on the official gazette and electronic public notice dated August 27, 2007 to creditors regarding filing of any objections to the Demerger. No creditors made objections.

5. Matters concerning material rights and obligations assumed

The New Company assumed the rights and obligations with respect to the operation of the Company's Social Information System Division as set forth in the demerger plan effective October 1, 2007, the Demerger Date. The assets assumed by the New Company from the Company as of the Demerger Date were no less than 900 million yen and the liabilities assumed were no more than 400 million yen.

6. Other material matters

Upon its establishment, the New Company issued 12,100 shares of Common Stock, all of which were allotted to the Company.

Document Regarding Demerger

9-4, Nihonbashi-honcho 1-chome
Chuo-ku, Tokyo
NRI Social Information System Services, Ltd.
Koichi Miyauchi (Seal)
President & CEO

Pursuant to the spin-off plan approved at a meeting of the Board of Directors of Nomura Research Institute, Ltd. (the "Demerging Company") held on August 24, 2007, NRI Social Information System Services, Ltd. (the "Company") was spun-off and newly established by way of corporate split effective October 1, 2007, details of which are provided below.

Contents

1. Effective date

   NRI Social Information System Services, Ltd., a company newly established through spin-off, was established on October 1, 2007.

2. Procedures for protection of creditors

   Pursuant to the provisions under Article 810 of the Company Law, the Demerging Company made public notice on the official gazette and electronic public notice dated August 27, 2007 to creditors regarding filing of any objections to the Demerger. No creditors made objections.

3. Matters concerning material rights and obligations assumed

   The Company assumed the rights and obligations with respect to the operation of the Demerging Company's Social Information System Division as set forth in the demerger plan effective October 1, 2007, the Demerger Date. The assets assumed by the Company from the Demerging Company as of the Demerger Date were no less than 900 million yen and the liabilities assumed were no more than 400 million yen.

4. Other material matters

Upon its establishment, the Company issued 12,100 shares of Common Stock, all of which were allotted to the Demerging Company.

This is to certify that the foregoing is a true and correct copy of the original.

October 1, 2007

6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Nomura Research Institute, Ltd.
Akihisa Fujinuma (Seal)
President, CEO & COO

[Summary Translation]

Semi-Annual Report Release for the Six Months Ended September 30, 2007

October 25, 2007

Nomura Research Institute, Ltd.
Code Number: 4307

Stock Exchanges:
Tokyo Stock Exchange (First Section)
(URL http://www.nri.co.jp/)

Rep.: Akihisa Fujinuma
President, CEO & COO
Attn.: Hiroyuki Fujiwara
Treasurer

Tel.: (045) 333-8100

Filing of Semi-Annual Securities Report:
End of December 2007 (Scheduled)

Dividend Payment Date:
November 29, 2007 (Scheduled)

(Note that all amounts have been rounded down to the nearest one million yen, unless otherwise specified.)

1. Consolidated Business Results (April 1, 2007 through September 30, 2007)

(1) Consolidated Results of Operations

(Percentage figures are compared to the same period of the prior year)

	Sales	Operating Profit	Current Profit	Net Profit
Six months ended September 30, 2007	¥165,145 million (12.8%)	¥27,414 million (31.5%)	¥29,342 million (30.4%)	¥18,337 million (36.0%)
Six months ended September 30, 2006	¥146,452 million (10.5%)	¥20,840 million (26.6%)	¥22,495 million (29.4%)	¥13,486 million (30.0%)
Year ended March 31, 2007	¥322,531 million	¥43,897 million	¥46,099 million	¥27,019 million

	Net Profit per Share	Net Profit per Share (fully diluted)
Six months ended September 30, 2007	¥90.05	¥89.89
Six months ended September 30, 2006	¥331.94	¥331.43
Year ended March 31, 2007	¥664.77	¥663.50

(Reference)
Investment profit and loss in equity method:
Six months ended September 30, 2007: 73 million yen
Six months ended September 30, 2006: 467 million yen
Year ended March 31, 2007: 511 million yen

(Note)
A five-for-one share split was implemented effective April 1, 2007.

(2) Consolidated Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of September 30, 2007	¥370,666 million	¥221,635 million	59.7%	¥1,085.82
As of September 30, 2006	¥295,373 million	¥205,876 million	69.7%	¥5,063.17
As of March 31, 2007	¥371,458 million	¥216,232 million	58.1%	¥5,304.20

(Reference)
Shareholders' equity:
As of September 30, 2007: 221,244 million yen
As of September 30, 2006: 205,774 million yen
As of March 31, 2007: 215,925 million yen

(Note)
A five-for-one share split was implemented effective April 1, 2007.

(3) Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Net Cash and Cash Equivalents at Period End
Six months ended September 30, 2007	¥31,175 million	-¥32,713 million	-¥4,115 million	¥110,062 million
Six months ended September 30, 2006	¥9,159 million	-¥4,361 million	-¥3,641 million	¥51,936 million
Year ended March 31, 2007	¥39,583 million	-¥18,578 million	¥44,040 million	¥115,854 million

2. Dividends

<table>
<tr><th rowspan="2">(Record Date)</th><th colspan="3">Dividends per Share</th></tr>
<tr><th>Interim</th><th>Year End</th><th>Annual</th></tr>
<tr><td>Year ended March 31, 2007</td><td>¥70.00</td><td>¥110.00</td><td>¥180.00</td></tr>
<tr><td>Year ended March 31, 2008</td><td>¥24.00</td><td></td><td rowspan="2">¥48.00</td></tr>
<tr><td>(Forecast) Year ended March 31, 2008</td><td></td><td>¥24.00</td></tr>
</table>

(Note)
A five-for-one share split was implemented effective April 1, 2007.

3. Forecast of Consolidated Business Results (April 1, 2007 through March 31, 2008)

(Percentage figures are compared to the prior year)

	Sales	Operating Profit	Current Profit	Net Profit	Net Profit per Share
Annual	¥355,000 million (10.1%)	¥55,000 million (25.3%)	¥58,000 million (25.8%)	¥35,000 million (29.5%)	¥171.87

4. Others

(1) Changes in significant subsidiaries during the year (Changes in specified subsidiaries resulting in change in scope of consolidation)

Not applicable.

(2) Changes in accounting principles, procedures and presentation regarding preparation of interim consolidated financial statements (Changes presented as changes in important items that are used as basic materials for preparation of interim consolidated financial statements)

(i) Changes due to revision of accounting standard, etc.: Not applicable.

(ii) Changes other than (i): Applicable.

(3) Number of outstanding shares (Common stock)

(i) Total number of outstanding shares (including treasury stock) as of the end of each period:
As of September 30, 2007: 225,000,000 shares
As of September 30, 2006: 45,000,000 shares
As of March 31, 2007: 45,000,000 shares

(ii) Total number of treasury stock as of the end of each period:
As of September 30, 2007: 21,242,218 shares
As of September 30, 2006: 4,358,603 shares
As of March 31, 2007: 4,291,620 shares

(For reference) Outline of Non-Consolidated Business Results

1. Business Results (April 1, 2007 through September 30, 2007)

(1) Results of Operations

(Percentage figures are compared to the same period of the prior year)

	Sales	Operating Profit	Current Profit	Net Profit
Six months ended September 30, 2007	¥158,179 million (12.4%)	¥25,118 million (33.9%)	¥26,638 million (34.6%)	¥16,827 million (-55.2%)
Six months ended September 30, 2006	¥140,695 million (16.3%)	¥18,765 million (78.6%)	¥19,783 million (78.3%)	¥37,562 million (470.7%)
Year ended March 31, 2007	¥310,280 million	¥39,847 million	¥41,202 million	¥51,697 million

	Net Profit per Share
Six months ended September 30, 2007	¥82.63
Six months ended September 30, 2006	¥924.54
Year ended March 31, 2007	¥1,271.96

(Notes)

1. The Company merged with NRI Data Services, Ltd., a consolidated subsidiary, effective April 1, 2006.

2. A five-for-one share split was implemented effective April 1, 2007.

(2) Financial Condition

	Total Assets	Net Assets	Ratio of Shareholders' Equity to Assets	Net Assets per Share
As of September 30, 2007	¥358,087 million	¥203,786 million	56.8%	¥998.23
As of September 30, 2006	¥283,422 million	¥189,059 million	66.7%	¥4,649.38
As of March 31, 2007	¥358,665 million	¥199,809 million	55.6%	¥4,900.75

(Reference)
Shareholders' equity:
As of September 30, 2007: 203,396 million yen
As of September 30, 2006: 188,957 million yen
As of March 31, 2007: 199,501 million yen

(Notes)
1. *The Company merged with NRI Data Services, Ltd., a consolidated subsidiary, effective April 1, 2006.*
2. *A five-for-one share split was implemented effective April 1, 2007.*

2. Forecast of Business Results (April 1, 2007 through March 31, 2008)

(Percentage figures are compared to the prior year)

	Sales	Operating Profit	Current Profit	Net Profit	Net Profit per Share
Annual	¥340,000 million (9.6%)	¥51,000 million (28.0%)	¥53,600 million (30.1%)	¥32,100 million (-37.9%)	¥157.63

(Note)
Year-to-year comparisons include extraordinary profit of 25,927 million yen from the merger with NRI Data Services, Ltd.

* The forecast of business results is calculated based on the information which is currently available to the Company. Therefore, the actual figures of sales and profit may differ due to subsequent various factors such as uncertain factors inherent in the forecast and future changes in the business operation environment.

File No.82-34673

NRI

1st Half FY March 2008
Financial Results

Nomura Research Institute, Ltd.

October 25, 2007

I. 1st Half March 2008 Financial Results (Consolidated)

(1) Highlights

(Unit: JPY million)

	1H FY Mar 2007 (Apr 2006-Sep 2006)	1H FY Mar 2008 (Apr 2007-Sep 2007) <A>	YoY		1H FY Mar 2008 Forecasts as of Jul.25,2007 <B>	A-B		FY Mar 2007 (Apr 2006-Mar 2007)
	Amount	Amount	Diff.	Change %	Amount	Diff.	Change %	Amount
Sales	146,452	165,145	18,693	12.8	160,000	5,145	3.2	322,531
Cost of Sales	106,038	113,565	7,526	7.1				234,578
Gross Profit	40,413	51,579	11,166	27.6				87,953
(Gross Profit Margin)	27.6%	31.2%	3.6P					27.3%
SG&A	19,573	24,165	4,591	23.5				44,055
Operating Profit	20,840	27,414	6,574	31.5	25,000	2,414	9.7	43,897
(Operating Profit Margin)	14.2%	16.6%	2.4P					13.6%
Non-operating gain and loss	1,654	1,928	273	16.5				2,202
Other Income and Expence	(7)	1,383	1,391	-				644
Net Income	13,486	18,337	4,850	36.0	17,000	1,337	7.9	27,019
Earnings per Share	JPY 66.39	JPY 90.05	JPY 23.66	35.6				JPY 132.95

- Earnings per share of 1H FY March 2007 are calculated retroactively by stock split (1:5).

[1st Quarter]

	1Q FY Mar 2007 (Apr 2006-Jun 2006)	1Q FY Mar 2008 (Apr 2007-Jun 2007)	YoY	
	Amount	Amount	Diff.	Change %
Sales	68,383	77,486	9,102	13.3
Operating Profit	8,220	10,742	2,522	30.7
Net Income	5,647	8,061	2,413	42.7
Operating Profit Margin	12.0%	13.9%	1.8P	

[2nd Quarter]

	2Q FY Mar 2007 (Jul 2006-Sep 2006)	2Q FY Mar 2008 (Jul 2007-Sep 2007)	YoY	
	Amount	Amount	Diff.	Change %
Sales	78,068	87,659	9,590	12.3
Operating Profit	12,619	16,671	4,052	32.1
Net Income	7,838	10,276	2,437	31.1
Operating Profit Margin	16.2%	19.0%	2.9P	

(2) Sales by sector

(Unit: JPY million)

	1H FY Mar 2007 (Apr 2006 - Sep 2006)		1H FY Mar 2008 (Apr 2007 - Sep 2007)		YoY		FY Mar 2007 (Apr 2006 - Mar 2007)	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)	Amount	Share (%)
Financial	94,097	64.3	110,941	67.2	16,843	17.9	210,997	65.4
Distribution	23,669	16.2	22,648	13.7	(1,020)	(4.3)	45,637	14.1
Other Private	16,578	11.3	18,222	11.0	1,643	9.9	37,611	11.7
Public	12,105	8.3	13,332	8.1	1,226	10.1	28,285	8.8
Total	146,452	100.0	165,145	100.0	18,693	12.8	322,531	100.0
*Sales by major counterparties within the foregoing amounts								
Nomura Holdings	44,388	30.3	49,092	29.7	4,703	10.6	106,290	33.0
SEVEN & i HOLDINGS	17,703	12.1	18,223	11.0	519	2.9	36,195	11.2

*Figures, in principle, include sales to subsidiaries. Sales via leasing and other companies include sales to customers ultimately receiving services and other products.

[1st Quarter]

	1Q FY Mar 2007 (Apr 2006 - Jun 2006)		1Q FY Mar 2008 (Apr 2007 - Jun 2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
Financial sector	42,878	62.7	52,171	67.3	9,293	21.7
Distribution sector	11,659	17.1	11,185	14.4	(474)	(4.1)
Other private sector	7,935	11.6	8,707	11.2	772	9.7
Public sector	5,909	8.6	5,421	7.0	(487)	(8.3)
Total	68,383	100.0	77,486	100.0	9,102	13.3
Nomura Holdings	19,926	29.1	23,885	30.8	3,959	19.9
SEVEN & i HOLDINGS	8,013	11.7	9,005	11.6	991	12.4

[2nd Quarter]

	2Q FY Mar 2007 (Jul 2006 - Sep 2006)		2Q FY Mar 2008 (Jul 2007 - Sep 2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
Financial sector	51,219	65.6	58,770	67.0	7,550	14.7
Distribution sector	12,009	15.4	11,463	13.1	(546)	(4.6)
Other private sector	8,643	11.1	9,515	10.9	871	10.1
Public sector	6,195	7.9	7,910	9.0	1,714	27.7
Total	78,068	100.0	87,659	100.0	9,590	12.3
Nomura Holdings	24,461	31.3	25,206	28.8	744	3.0
SEVEN & i HOLDINGS	9,689	12.4	9,217	10.5	(471)	(4.9)

*Amounts of less than JPY million were rounded down.

(3) Sales and Operating Profit by segment

Consulting Services

(Unit: JPY million)

	1H FY Mar 2007 (Apr.2006-Sep.2006)		1H FY Mar 2008 (Apr.2007-Sep.2007)		YoY		FY Mar 2007 (Apr.2006-Mar.2007)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
Sales	13,331	9.1	13,778	8.3	447	3.4	29,870	9.3
Operating Profit	2,101		1,426		(675)	(32.1)	4,444	
Operating Profit Margin	15.8%		10.3%		(5.4P)		14.9%	

[1st Quarter]

	1Q FY Mar 2007 Apr.2006-Jun.2006		1Q FY Mar 2008 Apr.2007-Jun.2007		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Sales	6,079	8.9	6,389	8.2	309	5.1
Operating Profit	829		196		(632)	(76.3)
Operating Profit Margin	13.6%		3.1%		(10.6P)	

[2nd Quarter]

	2Q FY Mar 2007 Jul.2006-Sep.2006		2Q FY Mar 2008 Jul.2007-Sep.2007		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
Sales	7,251	9.3	7,389	8.4	137	1.9
Operating Profit	1,271		1,229		(42)	(3.4)
Operating Profit Margin	17.5%		16.6%		(0.9P)	

IT Solution Services

(Unit: JPY million)

	1H FY Mar.2007 (Apr.2006 - Sep.2006)		1H FY Mar.2008 (Apr.2007 - Sep.2007)		YoY		FY Mar.2007 (Apr.2006 - Mar.2007)	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)	Amount	Share (%)
System Development & System Application Sales	59,134	40.4	74,038	44.8	14,903	25.2	135,702	42.1
System Management & Operations	61,388	41.9	69,059	41.8	7,670	12.5	126,596	39.3
Product Sales	12,596	8.6	8,268	5.0	(4,328)	(34.4)	30,363	9.4
Sales	133,120	90.9	151,366	91.7	18,246	13.7	292,661	90.7
Operating Profit	18,738		25,988		7,249	38.7	39,452	
Operating Profit Margin	14.1%		17.2%		3.1P		13.5%	

*Amounts of less than JPY million were rounded down.

[1st Quarter]

	1Q FY Mar.2007 (Apr.2006-Jun.2006)		1Q FY Mar.2008 (Apr.2007-Jun.2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application Sales	26,698	39.0	34,397	44.4	7,699	28.8
System Management & Operation Services	30,389	44.4	34,380	44.4	3,991	13.1
Product Sales	5,215	7.6	2,318	3.0	(2,897)	(55.5)
Sales	62,303	91.1	71,096	91.8	8,793	14.1
Operating Profit	7,391		10,546		3,155	42.7
Operating Profit Margin	11.9%		14.8%		3.0P	

[2nd Quarter]

	2Q FY Mar.2007 (Jul.2006-Sep.2006)		2Q FY Mar.2008 (Jul.2007-Sep.2007)		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff.	Change (%)
System Development & System Application Sales	32,436	41.5	39,640	45.2	7,204	22.2
System Management & Operation Services	30,999	39.7	34,678	39.6	3,679	11.9
Product Sales	7,381	9.5	5,949	6.8	(1,431)	(19.4)
Sales	70,816	90.7	80,269	91.6	9,452	13.3
Operating Profit	11,347		15,442		4,094	36.1
Operating Profit Margin	16.0%		19.2%		3.2P	

*Amounts of less than JPY million were rounded down.

(4) Order Volume and Order Backlog

Order Volume

(Unit: JPY million)

	1st Half FY Mar 2007 (Apr 2006-Sep 2006)	1st Half FY Mar 2008 (Apr 2007-Sep 2007)	YoY	
	Amount	Amount	Diff	Change %
Consulting Services	16,954	16,820	(133)	(0.8)
System Development & System Application Sales	72,684	76,257	3,573	4.9
System Management & Operations	12,359	23,045	10,685	86.5
Product Sales	11,567	8,257	(3,309)	(28.6)
IT Solution Services	96,611	107,561	10,949	11.3
Total	113,566	124,381	10,815	9.5

Order Backlog(Outstanding)

(Unit: JPY million)

	As end of 1st Half FY Mar 2007	As end of 1st Half FY Mar 2008	YoY	
	Amount	Amount	Diff	Change %
Consulting Services	6,913	6,094	(818)	(11.8)
System Development & System Application sales	36,430	24,604	(11,825)	(32.5)
System Management & Operations	55,880	63,628	7,747	13.9
IT Solution Services	92,310	88,232	(4,078)	(4.4)
Total	99,224	94,327	(4,897)	(4.9)

*Amounts of less than JPY million were rounded down.

(5) Subcontracting Costs

Subcontracting Costs by segment & Percentage in actual production

(Unit: JPY million)

	1H FY Mar 2007 Apr 2006 - Sep 2006		1H FY Mar 2008 Apr 2007 - Sep 2007		YoY		FY Mar 2007 Apr 2006 - Mar 2007	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)	Amount	Share (%)
Consulting Services	2,083	28.7	2,064	27.6	(19)	(0.9)	5,566	33.4
System Development & System Application Sales	31,067	66.1	40,371	68.8	9,303	29.9	69,154	67.7
System Management & Operations	13,100	31.5	15,182	32.6	2,082	15.9	27,603	31.4
IT Solution Services	44,167	49.8	55,553	52.8	11,386	25.8	96,758	50.9
Total	46,251	48.2	57,618	51.1	11,366	24.6	102,324	49.5
(Subcontracting Costs to China)	5,331	11.5	7,887	13.7	2,555	47.9	12,406	12.1

* Subcontracting costs to China & Percentage in total subcontracting costs.

[1st Quarter]

	1Q FY Mar 2007 Apr 2006 - Jun 2006		1Q FY Mar 2008 Apr 2007 - Jun 2007		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
Consulting Services	834	25.9	1,059	28.7	224	26.9
System Development & System Application Sales	14,062	64.6	19,283	68.2	5,220	37.1
System Management & Operation Services	6,581	31.5	7,636	32.4	1,055	16.0
IT Solution Services	20,643	48.4	26,919	52.0	6,276	30.4
Total	21,478	46.8	27,979	50.4	6,500	30.3
(Subcontracting Costs to China) *	2,440	11.4	3,890	13.9	1,450	59.4

[2nd Quarter]

	2Q FY Mar 2007 Jul 2006 - Sep 2006		2Q FY Mar 2008 Jul 2007 - Sep 2007		YoY	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)
Consulting Services	1,249	31.0	1,004	26.4	(244)	(19.6)
System Development & System Application Sales	17,004	67.4	21,087	69.3	4,082	24.0
System Management & Operation Services	6,519	31.5	7,546	32.7	1,027	15.8
IT Solution Services	23,523	51.2	28,633	53.5	5,109	21.7
Total	24,772	49.6	29,638	51.7	4,865	19.6
(Subcontracting Costs to China) *	2,891	11.7	3,996	13.5	1,105	38.2

*Amounts of less than JPY million were rounded down.

(6) Cash Flow

(Unit: JPY million)

	1H FY Mar 2007 (Apr 2006 - Sep 2006)	1H FY Mar 2008 (Apr 2007 - Sep 2007)	YoY		FY Mar 2007 (Apr 2006 - Mar 2007)
	Amount	Amount	Diff.	Change %	Amount
Income before income taxes	22,487	30,726	8,238	36.6	46,744
Gain/Loss from non-operating activities	(1,583)	(1,885)	(302)	19.1	(2,065)
Extraordinary gain/loss	7	(1,371)	(1,379)	-	(2,073)
Depreciation and amortization	7,909	7,069	(840)	(10.6)	19,795
Accounts receivable and other receivable, net of advance payments received	(6,156)	11,532	17,689	-	(8,040)
Allowance	684	476	(207)	(30.3)	2,801
Other	(2,782)	(4,326)	(1,543)	55.5	3,067
Subtotal	**20,566**	**42,221**	**21,654**	**105.3**	**60,229**
Interest and dividends received	1,271	1,756	484	38.1	1,642
Income taxes paid	(12,679)	(12,802)	(123)	1.0	(22,288)
Operating Activities	**9,159**	**31,175**	**22,016**	**240.4**	**39,583**
Acquisition of property and equipment	(3,922)	(11,838)	(7,915)	201.8	(11,685)
Increase in software and other intangibles	(5,533)	(8,802)	(3,268)	59.1	(12,434)
Subtotal: Capital expenditure	**(9,456)**	**(20,640)**	**(11,184)**	**118.3**	**(24,120)**
Increase in time deposits	(7,288)	(8,145)	(857)	11.8	(7,641)
Proceeds from time deposits	7,029	7,557	528	7.5	7,203
Increase in investment securities	(11,019)	(17,952)	(6,933)	62.9	(31,293)
Proceeds from sales and redemption of investment securities	16,319	6,407	(9,912)	(60.7)	44,160
Increase in long-term Loan	-	-	-	-	(7,245)
Other	54	61	6	12.7	359
Investing Activities	**(4,361)**	**(32,713)**	**(28,352)**	**650.1**	**(18,578)**
Free Cash Flow	**4,798**	**(1,537)**	**(6,336)**	**-**	**21,004**
(Free Cash Flow except Cash management purpose investment)	129	12,997	12,867	-	12,484
Net repayment of long-term debt	(120)	-	120	(100.0)	(240)
Proceeds from issuance of convertible bond	-	-	-	-	50,000
Purchase of treasury stock	130	346	216	166.1	776
Cash dividends paid	(3,652)	(4,461)	(809)	22.2	(6,496)
Financing Activities	**(3,641)**	**(4,115)**	**(473)**	**13.0**	**44,040**
Effect of exchange rate changes on Cash and cash equivalents	**27**	**(138)**	**(165)**	**-**	**56**
Net increase in Cash and cash equivalents	**1,183**	**(5,791)**	**(6,975)**	**-**	**65,101**
Cash and cash equivalents at beginning of year	**50,752**	**115,854**	**65,101**	**128.3**	**50,752**
Cash and cash equivalents at end of year	**51,936**	**110,062**	**58,126**	**111.9**	**115,854**
Cash and cash equivalents + Cash Management purpose investment	**73,213**	**142,224**	**69,011**	**94.3**	**133,477**

I. 1st Half March 2008 Financial Results (Consolidated)

Note: Cash management purpose investment are the investments to 3 months over time deposits and government bonds etc..
Cash management purpose investment (included in investing activities) are as follows.

	1H FY Mar.2007 (Apr.2006-Sep.2006)	1H FY Mar.2008 (Apr.2007-Sep.2007)	YoY		FY Mar.2007 (Apr.2006-Mar.2007)
	Amount	Amount	Diff.	Change %	Amount
Increase in time deposits	(7,288)	(8,145)	(857)	11.8	(7,641)
Proceeds from time deposits	7,029	7,557	528	7.5	7,203
Increase in investment securities	(10,982)	(17,946)	(6,963)	63.4	(30,951)
Proceeds from sales and redemption of investment securities	15,910	4,000	(11,910)	(74.9)	39,910
(Total) Cash management purpose investment	4,668	(14,534)	(19,203)	-	8,520

*Amounts of less than JPY million were rounded down.

(7) Capital Expenditure

(Unit: JPY million)

	1H FY Mar 2007 (Apr 2006 - Sep 2006)	1H FY Mar 2008 (Apr 2007 - Sep 2007)	YoY		FY Mar 2007 (Apr 2006 - Mar 2007)
	Amount	Amount	Diff	Change %	Amount
Tangible	4,450	9,900	5,450	122.5	17,446
Intangible	5,474	8,790	3,316	60.6	12,456
Total	9,924	18,690	8,766	88.3	29,903

(8) Depreciation and Amortization

(Unit: JPY million)

	1H FY Mar 2007 (Apr 2006 - Sep 2006)	1H FY Mar 2008 (Apr 2007 - Sep 2007)	YoY		FY Mar 2007 (Apr 2006 - Mar 2007)
	Amount	Amount	Diff	Change %	Amount
Tangible	3,122	3,969	847	27.1	7,172
Intangible	4,787	3,099	(1,687)	(35.3)	12,622
Total	7,909	7,069	(840)	(10.6)	19,795

(9) R&D Expenditure

(Unit: JPY million)

	1H FY Mar 2007 (Apr 2006 - Sep 2006)	1H FY Mar 2008 (Apr 2007 - Sep 2007)	YoY		FY Mar 2007 (Apr 2006 - Mar 2007)
	Amount	Amount	Diff	Change %	Amount
Consulting Services	228	278	49	21.7	483
IT Solution Services	944	1,783	839	88.9	2,380
Total	1,172	2,061	888	75.8	2,864

II. FY March 2008 Financial Results Forecasts (Consolidated)

Nomura Research Institute, Ltd. revised the financial results forecast for the fiscal year ended March 31, 2008 on October 25, 2007.

(1) Highlights

(Unit: JPY billion)

	FY Mar.2007 (Results)	FY Mar.2008 (Forecasts) <A>	YoY		FY Mar.2008 Forecasts as of Jul.25,2007 <B>	A-B	
	Amount	Amount	Diff	Change (%)	Amount	Amount	Change (%)
Sales	322.5	355.0	32.4	10.1	350.0	5.0	1.4
Operating Profit	43.8	55.0	11.1	25.3	52.0	3.0	5.8
Net Income	27.0	35.0	7.9	29.5	33.5	1.5	4.5
Operating Profit Margin	13.6%	15.5%	1.9P		14.9%	0.6P	
Earnings per share	JPY 132.95	JPY 171.87	JPY 38.92	29.3	JPY 164.54	JPY 7.34	4.5

* Earnings per share of FY March 2007 are calculated retroactively by stock split (1:5).

(2) Sales by sector

(Unit: JPY billion)

	FY Mar.2007 (Results)		FY Mar.2008 (Forecasts) <A>		YoY		FY Mar.2008 Forecasts as of Jul.25,2007 <B>	A-B	
	Amount	Share (%)	Amount	Share (%)	Diff	Change (%)	Amount	Amount	Change (%)
Financial	210.9	65.4	243.0	68.5	32.0	15.2	240.0	3.0	1.3
Distribution	45.6	14.1	46.0	13.0	0.3	0.8	45.0	1.0	2.2
Other private	37.6	11.7	39.0	11.0	1.3	3.7	38.0	1.0	2.6
Public	28.2	8.8	27.0	7.6	(1.2)	(4.5)	27.0	-	-
Total	322.5	100.0	355.0	100.0	32.4	10.1	350.0	5.0	1.4

II. FY March 2008 Financial Results Forecasts (Consolidated)

(3) Sales by segment

(Unit: JPY billion)

	FY Mar 2007 (Results)		FY Mar 2008 (Forecasts) <A>		YoY		FY Mar 2008 (Forecasts as of 04.25.2007) <B>	A-B	
	Amount	Share %	Amount	Share %	Diff	Change %	Amount	Amount	Change %
Consulting Services	29.8	9.3	32.0	9.0	2.1	7.1	32.0	-	-
System Development & System Application Sales	135.7	42.1	158.0	44.5	22.2	16.4	153.0	5.0	3.3
System Management & Operations	126.5	39.3	139.0	39.2	12.4	9.8	139.0	-	-
Product Sales	30.3	9.4	26.0	7.3	(4.3)	(14.4)	26.0	-	-
IT Solution Services	292.6	90.7	323.0	91.0	30.3	10.4	318.0	5.0	1.6
Sales	322.5	100.0	355.0	100.0	32.4	10.1	350.0	5.0	1.4

(4) Capital Expenditure

(Unit: JPY billion)

	FY Mar 2007 (Results)	FY Mar 2008 (Forecasts)	YoY	
	Amount	Amount	Diff	Change %
Tangible	17.4	19.0	1.5	8.9
Intangible	12.4	14.5	2.0	16.4
Total	29.9	33.5	3.5	12.0

(5) Depreciation & Amortization

(Unit: JPY billion)

	FY Mar 2007 (Results)	FY Mar 2008 (Forecasts)	YoY	
	Amount	Amount	Diff	Change %
Total	19.7	16.5	(3.2)	(16.6)

(6) R&D Expenditure

(Unit: JPY billion)

	FY Mar 2007 (Results)	FY Mar 2008 (Forecasts)	YoY	
	Amount	Amount	Diff	Change %
Total	2.8	4.8	1.9	67.6

[Summary Translation]

October 25, 2007

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Modification of Organization and Change in Employees

1. Modification of Organization (effective November 1, 2007)

   Major point of modification is as follows:

   (1) Financial Advanced Business Planning Division will be established in the Center for Innovative Systems Research for Financial Industry, which will be composed of three divisions.

2. Relocation of Employees (effective October 25, 2007)

   The names of two Employees and their new and former posts are listed.

3. Relocation of Employee (effective November 1, 2007)

   The name of an Employee and his new and former post is listed.

[Contact]
Mr. Nomura, Mr. Han
Public Relations Division
Tel: 03-6660-8370
E-mail: kouhou@nri.co.jp

END